FILED PURSUANT TO RULE 424(b)(3)
FILE NO. 333-163069

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.
SUPPLEMENT NO. 3 DATED DECEMBER 10, 2010
TO THE PROSPECTUS DATED SEPTEMBER 2, 2010

This prospectus supplement (this “Supplement No. 3”) is part of the prospectus of American Realty Capital New York Recovery REIT, Inc. (the “Company” or “we”), dated September 2, 2010 (the “Prospectus”), as supplemented by Supplement No. 1, dated September 17, 2010 (“Supplement No. 1”) and Supplement No. 2, dated October 14, 2010 (“Supplement No. 2”). This Supplement No. 3 provides information that should be deemed a part of, and should be read in conjunction with, the Prospectus and Supplement Nos. 1 and 2. This Supplement No. 3 supplements, modifies or supersedes certain information contained in our Prospectus and Supplement Nos. 1 and 2. This Supplement No. 3 will be delivered with the Prospectus and Supplement Nos. 1 and 2.

The purpose of this Supplement No. 3 is to update the status of the Company’s initial public offering to disclose that the Company has raised sufficient proceeds to break escrow, update the Company’s previous disclosure regarding the insurance polices that it maintains and disclose the closing of the Company’s acquisition of five retail condominiums in Manhattan, New York.

Status of the Offering

We commenced our initial public offering of 150,000,000 shares of common stock on September 2, 2010. As of December 9, 2010, we had raised total gross proceeds in the amount of $2,012,765, sufficient to break escrow, broken escrow and issued 212,526 shares of common stock to our initial investors who were admitted as stockholders.

Insurance Policies

The following language replaces the disclosure under the heading, “Insurance Policies” on page 114 of the Prospectus.

We typically purchase comprehensive liability, rental loss, all-risk property casualty and terrorism insurance covering our real property investments provided by reputable companies, with commercially reasonable deductibles, limits and policy specifications customarily carried for similar properties. There are, however, certain types of losses that may be either uninsurable or not economically insurable, such as losses due to floods or riots. If an uninsured loss occurs, we could lose our “invested capital” in, and anticipated profits from, the property. For these purposes, “invested capital” means the original issue price paid for the shares of our common stock reduced by prior distributions from the sale or financing of our properties. See the section entitled “Risk Factors — General Risks Related to Investments in Real Estate” in this prospectus for additional discussion regarding insurance.

Description of Real Estate Investments

The following information is added at the end of the disclosure under the heading, “Description of Real Estate Investments” that begins on page 120 of the Prospectus.

Bleecker Street Portfolio

On December 1, 2010, the Company, through its sponsor, American Realty Capital III, LLC, closed its acquisition of a portfolio of five retail condominiums in Manhattan, New York. The seller consists of Bleecker Street Condo, LLC, 382/384 Bleecker, LLC, 382/384 Perry Retail, LLC and BCS 387, LLC. The seller has no material relationship with the Company and the acquisition is not an affiliated transaction.

The properties are located on Bleecker Street in Greenwich Village and are leased to the following five high-end fashion tenants: Marc Jacobs, Michael Kors, Burberry, Mulberry and APC. Numerous buildings are located in the area offering similar spaces to similar tenants.

Capitalization

The Company purchased the portfolio for a purchase price of $35.0 million at an average capitalization rate of 7.2%. The Company financed a portion of the purchase price with a five-year, $21.3 million mortgage note bearing a fixed interest rate of 4.29% with an unaffiliated lender. The mortgage requires monthly interest payments with the principal balance due on the maturity date of December 6, 2015. The mortgage is nonrecourse and may be accelerated only upon the event of a default. The mortgage may be prepaid through defeasance. As the mortgage is interest only, it is not subject to amortization and the principal outstanding upon maturity will remain at $21.3 million.

In addition, the acquisition and closing costs were partially funded from funds received from two joint venture partners and the Company. These joint venture partners, American Realty Capital Trust, Inc., an affiliate of the Company (“ARCT”) and an unaffiliated third-party investor, provided $13.0 million of preferred equity proceeds. ARCT made a an investment of $12.0 million and the unaffiliated third- party made an investment in of $1.0. The preferred equity yield is between 6.85% and 7.00%. The balance of the purchase price and closing costs which total $0.7 million, excluding the costs incurred related to securing the mortgage financing, was funded by New York Recovery Operating Partnership, L.P., the Company’s operating partnership (the “Operating Partnership”). Although a party to the joint venture agreement, the Operating Partnership does not receive a preferred equity yield. The Company may redeem the equity interests of the Operating Partnership, ARCT or the unaffiliated third party investor at their respective capital contribution plus any accrued yields, as applicable. The joint venture agreement provides the preferred equity investors with no voting rights and as such, the Company is responsible for day-to-day control over operating decisions of the properties.

Major Tenants / Lease Expiration

Each of the five tenants occupies 100% of the rentable square footage of the particular condominium that it leases.

The lease to Marc Jacobs has a per annum rent of $426,164 and expires in July 2017. The lease has one five-year renewal option at 95% of fair market rent, but in no event less than 90% of last paid rent.

The lease to Michael Kors has a per annum rent of $525,000 and expires in August 2022. The lease has one five-year renewal option at 95% percent of fair market rent.

The lease to Burberry has a per annum rent of $900,000 and expires in November 2020. The lease has two five-year renewal options at the greater of 95% percent of fair market rent or 103% last rent paid.

The lease to A.P.C. has a per annum rent of $120,000 and expires in June 2020. The lease has no renewal option.

The lease to Mulberry has a per annum rent of $270,122 and expires in May 2016. The lease has one five-year renewal option at 95% percent of fair market rent.

Each of the leases has 3% annual rent increases. The five retail properties are ground-floor commercial condominium units with approximately 9,300 square feet situated in three buildings between West 11th and Charles Streets. All rents are annualized as of December 2010.

	2010 (YTD 9/30)		2009		2008		2007		2006
	Avg. Occupancy	Avg. Rent PSF	Avg. Occupancy	Avg. Rent PSF	Avg. Occupancy	Avg. Rent PSF	Avg. Occupancy	Avg. Rent PSF	Avg. Occupancy	Avg. Rent PSF
367/369 Bleecker Street	78%	$48.97	100%	$25.39	100%	$25.39	100%	$25.39	*	*
382/384 Bleecker Street A & C	100%	$255.68	100%	$249.68	100%	$242.40	100%	$239.41	*	*
382/384 Bleecker Street B	95%	$107.24	100%	$64.28	100%	$61.81	100%	$59.82	*	*
382/384 Bleecker Street D	67%	$165.75	*	*	*	*	*	*	*	*
387 Bleecker Street	67%	$331.13	*	*	*	*	*	*	*	*

*	Information not available as this unit was not a separate condominium unit at this time.

Other

We do not have any scheduled capital improvements.

We believe that this property is adequately insured.

The real estate taxes for the 2010/2011 tax year are as follows:

		Tax Amount	Tax Rate
367/369 Bleecker Street: COM	Burberry	$26,203	13.353%
382/384 Bleecker Street: COM A & C	Marc Jacobs	$17,174	10.312%
382/384 Bleecker Street: COM B	Michael Kors	$14,363	10.312%
382/384 Bleecker Street: COM D	APC	$5,848	10.312%
387 Bleecker Street: COM	Mulberry	$3,412	17.364%

Taxes are billed quarterly in advance and have been paid thru December 2010.

The Federal tax basis and the rate of depreciation will be determined based upon the completion of cost allocation studies in connection with finalizing our 2010 Federal tax return.